The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-160474
SUBJECT TO COMPLETION, DATED JULY 8, 2009

Preliminary Prospectus Supplement
(To Prospectus dated July 8, 2009)

6,500,000 Shares

Common Stock

We are offering 6,500,000 shares of our capital stock (common stock), par value $1.25 per share.

Our common stock is listed on the New York Stock Exchange under the symbol “KMT.” On July 7, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $17.60 per share.

	Per share	Total
Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to us, before expenses	$	$

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to 975,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

We expect that delivery of the shares will be made on or about July   , 2009.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-9 of this prospectus supplement and the “Risk Factors” section in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

J.P.Morgan	Merrill Lynch & Co.

The date of this Prospectus Supplement is July   , 2009

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any time subsequent to the date of such information.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus. The accompanying prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may offer from time to time common stock, senior or subordinated debt securities, preferred stock, warrants, purchase contracts, units or depositary shares. The accompanying prospectus provides you with a general description of these securities, and this prospectus supplement contains specific information about the terms of this offering of shares of our common stock. Both this prospectus supplement and the accompanying prospectus include important information about us, our securities and other information you should know before investing.

This prospectus supplement, or the information incorporated by reference, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference, will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to under “Where You Can Find More Information” below.

When used in this prospectus supplement, unless the context requires otherwise, the terms “we,” “our,” “us,” the “Company,” and “Kennametal” refer to Kennametal Inc. and its subsidiaries. Unless otherwise specified, any reference to a “year” is to a fiscal year ended June 30.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Kennametal’s SEC filings are also available to the public from commercial retrieval services, at the website maintained by the SEC at www.sec.gov and on Kennametal’s website at www.kennametal.com. Reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC and which is incorporated by reference will automatically update and supersede this information. We incorporate by reference the documents listed below and all future filings made pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) other than any information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K unless we specifically state in such Current Report that such information is to be considered “filed” under the Exchange Act or we incorporate it by reference into a filing under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act.

•	Our Annual Report on Form 10-K for the year ended June 30, 2008 filed with the SEC on August 14, 2008;

•	Our 2008 Proxy Statement filed with the SEC on September 8, 2008 (those parts incorporated by reference in our Annual Report on Form 10-K only);

•	Our quarterly reports on Form 10-Q filed with the SEC for the quarters ended September 30, 2008 (filed on November 6, 2008), December 31, 2008 (filed on February 4, 2009) and March 31, 2009 (filed on May 6, 2009);

S-ii

•	Our Current Reports on Form 8-K filed on July 24, 2008 (excluding items 2.02 and 9.01 and exhibit 99.1), October 23, 2008 (excluding items 2.02 and 9.01 and exhibit 99.1), January 12, 2009 (excluding items 2.02 and 9.01 and exhibit 99.1), April 15, 2009 (excluding items 2.02 and 9.01 and exhibit 99.1), May 19, 2009, June 26, 2009, and July 6, 2009; and

•	The description of our common stock contained in our Form 8-K dated July 8, 2009.

We will provide to each person to whom a copy of this prospectus supplement is delivered, including any beneficial owner, upon the written or oral request of such person, without charge, a copy of any or all of the documents that are incorporated herein by reference. Requests should be directed to: Kennametal Inc. World Headquarters, 1600 Technology Way, P.O. Box 231, Latrobe, Pennsylvania 15650-0231, Attention: General Counsel, (724) 539-5000.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary only highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that you should consider before purchasing shares of common stock. You should read the entire prospectus supplement, including the accompanying prospectus and the documents incorporated by reference, which are described under the caption “Where You Can Find More Information.”

Kennametal Inc.

We are a leading global supplier of tooling, engineered components and advanced materials consumed in production processes. We specialize in developing and manufacturing metalworking tools and wear-resistant parts using a specialized type of powder metallurgy. We operate in two business segments: Metalworking Solutions & Services Group and Advanced Materials Solutions Group.

Over the past several years, we have been actively engaged in further balancing our geographic footprint between North America, Western Europe and the rest of the world markets. This strategy, together with steps we have taken to enhance the balance of our sales among our end markets and business units, has helped to create a more diverse business base, provide additional sales opportunities and limit reliance on and exposure to any specific region or market sector.

For our fiscal year ended June 30, 2008, we achieved record sales of $2.7 billion and reported net income of $167.8 million. Our sales continued to grow during the first months of our fiscal year 2009 and we reported record September quarter sales for the three months ended September 30, 2008. Since then, global economic conditions and industrial activity have deteriorated substantially with a further downward acceleration in the March 2009 quarter. The decline has resulted in significantly lower industrial production and much lower demand for our products in all major geographic regions, as well as most industry and market sectors. This has had a corresponding effect on our sales levels and operating performance. We believe that our experience is commensurate with most other global manufacturing companies.

In response to the impact of the rapid and steep decline in global demand, we have undertaken and will continue to aggressively implement restructuring and other actions to reduce our manufacturing costs and operating expenses. We also have taken, and will continue to take, targeted steps to maximize cash flow and liquidity. We remain confident in our ability to manage through the global economic downturn and are poised to respond quickly to further changes in global markets while continuing to serve our customers and preserve our competitive strengths. At the same time, we will maintain our sharp focus on cash flow.

Our sales for the nine months ended March 31, 2009 were $1.7 billion, a decrease of 14% from $2.0 billion for the same period of the previous year. The decrease in sales was due to a 13% organic decline and a 2% decrease from unfavorable foreign currency effects partially offset by the net favorable impact of acquisitions and divestitures of 1%. Also for the nine months ended March 31, 2009, we reported a net loss of $86.7 million which included non-cash pre-tax charges for impairment of goodwill and intangible assets of $111.0 million ($101.2 million net of tax) as well as pre-tax charges of $52.8 million ($54.4 million net of tax) related to our restructuring plans. For information concerning our current expectations for financial results for our fourth fiscal quarter ended June 30, 2009, as well as our present expectations for financial performance for our new fiscal year which began on July 1, 2009, see “—Recent Developments—Financial update” beginning on page S-5 of this prospectus supplement.

Metalworking Solutions & Services Group (MSSG)

Our MSSG segment provides consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. Our tooling systems consist of a steel toolholder and cutting tool such as an indexable insert or drill made from cemented tungsten carbides, ceramics, cermets or other hard materials. During a metalworking operation, the toolholder is positioned in a machine that provides turning power. While the workpiece or toolholder is rapidly rotating, the cutting tool insert or drill contacts the workpiece and cuts or shapes the workpiece. The cutting tool insert or drill is consumed during use and must be replaced periodically.

We also provide custom solutions to our customers’ metalcutting needs through engineering services aimed at improving their competitiveness. Engineering services include field sales engineers identifying products that enhance productivity and engineering product designs to meet customer needs.

We serve a wide variety of industries that cut and shape metal and composite parts, including manufacturers of automobiles, trucks, aerospace components, farm equipment, oil and gas drilling and processing equipment, railroad, marine and power generation equipment, light and heavy machinery, appliances, factory equipment and metal components, as well as job shops and maintenance operations. We deliver our products to customers through a direct field sales force, distribution, integrated supply programs and electronic commerce. With a global marketing organization and operations worldwide, we believe we are one of the largest global providers of consumable metalcutting tools and supplies.

Advanced Materials Solutions Group (AMSG)

Our AMSG segment’s principal business lines include the production and sale of cemented tungsten carbide products used in mining, highway construction and engineered applications requiring wear and corrosion resistance, including compacts and other similar applications. These products have technical commonality to our metalworking products. Additionally, we manufacture and market engineered components with a proprietary metal cladding technology as well as other hard materials that likewise provide wear resistance and life extension. These products include radial bearings used for directional drilling for oil and gas, extruder barrels used by plastics manufacturers and food processors and numerous other engineered components to service a wide variety of industrial markets. We also sell metallurgical powders to manufacturers of cemented tungsten carbide products, intermetallic composite ceramic powders and parts used in the metalized film industry, and we provide application-specific component design services and on-site application support services. Lastly, we provide our customers with engineered component process technology and materials, which focus on component deburring, polishing and producing controlled radii.

Our mining and construction tools are fabricated from steel parts and tipped with cemented carbide. Mining tools, used primarily in the coal industry, include longwall shearer and continuous miner drums, blocks, conical bits, drills, pinning rods, augers and a wide range of mining tool accessories. Highway construction cutting tools include carbide-tipped bits for ditching, trenching and road planing, grader blades for site preparation and routine roadbed control and snowplow blades and shoes for winter road plowing. We produce these products for mine operators and suppliers, highway construction companies, municipal governments and manufacturers of mining equipment. We believe we are the worldwide market leader in mining and highway construction tooling.

Our customers use engineered products in manufacturing or other operations where extremes of abrasion, corrosion or impact require combinations of hardness or other toughness afforded by cemented tungsten carbides, ceramics or other hard materials. We believe we are the largest independent supplier of oil field compacts in the world. Compacts are the cutting edge of oil well drilling bits, which are commonly referred to as “rock bits.” We sell these products through a direct field sales force, distribution and electronic commerce.

Competitive Strengths

We believe our competitive strengths together with our Kennametal Value Business System position us to meet our long term goals of growing sales faster than the market, margin expansion, earnings growth and higher returns.

Global market leading positions with respected brands

We believe that we are one of the largest global providers of metalcutting tools and tooling systems and have a leading market position in many of the products we bring to market. We believe that our reputation for manufacturing excellence, as well as our technological expertise and innovation in our principal products, has helped us achieve this leading market presence in our primary markets. Our customer service capabilities, including multiple distribution channels, our global presence, state-of-the-art manufacturing capabilities, ability to develop solutions to address customer needs through new and improved tools and the consistent high quality of our products, allow us to sell products based upon the value added productivity to the customer rather than strictly on competitive prices.

We believe that our brands include some of the most widely recognized and respected names in the markets we serve. These brands and trademarks include Kennametal®, the letter K with other identifying letters and/or numbers, Block Style K, Kenloc®, Kenna-LOK™, KM Micro®, Kentip®, Widia Heinlein®, Top Notch®, ToolBoss®, Kyon®, Fix-Perfect®, Mill1™, RTW®, Circle®, Conforma Clad®, Extrude Hone® and Surftran®. Through these brands, we are able to introduce related products and services to markets that we already serve and broaden our presence with our customers.

Focused product portfolio with diversified customers, end markets and geographic exposure

We believe we have achieved a degree of product breadth and end market and geographic diversity that differentiates us from many of our competitors. We have more than 80,000 customers, with no customer accounting for more than 3% of our sales, and have actively managed our product portfolio to maintain the consumable product mix at about 80%. Our service engineers and technicians directly assist customers with product design, selection and application, with a focus on delivering complete, high value-add solutions. Additionally, through our focus on product innovation and lifecycle management, we continue to optimize our product portfolio. Since 2004, we have reduced our metalworking SKUs by over 60% from more than 380,000 to less than 150,000.

We are also working to focus our business portfolio and rationalize our manufacturing footprint through selective divestitures and acquisitions. In 2006, we divested J&L Industrial Supply as part of our strategy to divest non-core businesses. Similarly, from fiscal year 2006 through fiscal year 2008, we divested five other businesses, including five facilities. A portion of the proceeds from these divestitures was employed to make strategic acquisitions of complementary businesses. Furthermore, we recently completed the sale of certain high speed steel product lines, which included four facilities.

The diverse set of industries we serve includes metalworking manufacturers and suppliers in an array of industries, including the aerospace, automotive, machine tool, light machinery and heavy machinery industries, as well as manufacturers, producers and suppliers in a number of other industries, including the highway construction, coal mining, quarrying and oil and gas exploration and production industries. We believe the diversity of our customer base and products coupled with our global reach can help mitigate the effects of downturns in individual product and geographic markets and position us well as the global economy recovers.

The following charts illustrate the percentage of our sales by end market and geographic region for the fiscal year ended June 30, 2008:

Sales By End-Market	Sales By Geographic Region

Significant focus on technological innovation

We believe our continued investment in product innovation is a key driver of our ability to offer innovative solutions for our customers’ manufacturing problems and productivity requirements. Our world-class research scientists and engineers develop over 40 new patents per year, enabling us to achieve over 40% of our sales from products less than five years old.

Since 2000, our product development cycle has decreased to fewer than 10 months from 24 months. We believe our stage-gate product development process and market planning have led to this increase in productivity and innovation. Our program provides discipline and focus for the development process by establishing “gateways,” or sequential tests, to remove inefficiencies and accelerate improvements. This program is designed to ensure a strong link between customer needs and corporate strategy and to enable us to gain full benefit from our investments in new product design.

Our Kennametal Value Business System

We believe our Kennametal Value Business System enables consistent and disciplined decision-making across all facets of our business. This system oversees our strategic planning, product development, customer excellence, talent development, portfolio management and lean initiatives, which are designed to filter out wasteful or inefficient processes. We believe these initiatives increase productivity and allow us to offer savings in materials, expenses and other resources, ultimately creating value for our customers. Our Kennametal Value Business System will continue to guide us as we advance toward our financial goals for the future.

Aggressive cost reduction efforts

We believe that our cost reduction efforts will improve our operating leverage well into the future. Our initiatives focus on restructuring and other cost reduction programs to rationalize our manufacturing footprint, increase manufacturing productivity and reduce operating expenses. Over the past several years, we have closed certain manufacturing facilities on a “pay-as-you-go” basis. In 2008 and 2009, we implemented various restructuring initiatives and other cost reduction actions that are further described below in “—Recent Developments.”

In addition, we have taken significant steps to simplify our business. From consolidating business units to rationalizing our product portfolio, we are striving to become a more market-facing, efficient organization. For example, over the last three years, we have consolidated the Advanced Materials Solutions Group from seven to four customer facing business units and we continually evaluate consolidating brand names within our portfolio. We also continue to streamline and consolidate our support functions to improve customer service and operational effectiveness while lowering expenses.

Recent Developments

Restructuring and other cost reduction actions

In response to the impact of the rapid and steep decline in global demand, we have undertaken and will continue to aggressively implement restructuring and other actions to reduce our manufacturing costs and operating expenses. In April 2008, we announced restructuring actions to rationalize certain manufacturing and service facilities, as well as other employment and cost reduction programs. In January 2009, we announced global salaried workforce reductions. In April 2009, we announced further restructuring actions which involve additional employment and other cost reduction programs. Annual ongoing benefits from these actions, once fully implemented, are expected to be approximately $125 million. We expect to incur pre-tax charges of approximately $115 million in connection with the execution of these initiatives, including $61 million recorded through March 31, 2009. The majority of the remaining charges are expected to be incurred by December 31, 2009, most of which are expected to be cash expenditures. In addition to these restructuring programs, we have taken and will continue to take other actions to adjust our costs and level of operations to the extent necessary and appropriate. These other actions included employee furloughs from March 2009 through June 2009, the suspension of matching contributions to certain employee benefit plans effective March 2009 and the implementation of salary reductions effective July 2009. We will also continue to take other specific and targeted steps to maximize cash flow and liquidity.

Sale of high speed steel drills and related product lines

On June 30, 2009, we completed the sale of our high speed steel drills, related product lines and assets. Total cash proceeds from this divestiture amount to $29 million, of which $2 million was received prior to closing, $24 million is expected to be received in the September 2009 quarter and $3 million is expected to be received in the December 2009 quarter. The sale was in alignment with our strategy to shape our business portfolio and to rationalize our manufacturing footprint. We expect to recognize a pre-tax loss on the sale and related pre-tax charges of $30 million to $33 million, the majority of which will be recorded in our fourth fiscal quarter ended June 30, 2009. The sale included four facilities and operations specifically related to the product lines located at Evans, Georgia; Clemson, South Carolina; Mexico City, Mexico; and Mississauga, Ontario, Canada.

Amendment to credit facility

On July 6, 2009, we entered into an amendment to our existing $500 million credit facility, which expires on March 21, 2011. The amendment, among other things, provides additional flexibility with respect to financial covenants while maintaining the current size and maturity of the credit facility, increases our interest rates and other costs, and provides for the granting of security in limited circumstances.

Financial update

On April 24, 2009, we announced that we expected organic sales for our fourth fiscal quarter ended June 30, 2009 to be down by more than 40 percent from the same quarter of the prior year. At the same time, we also announced that we expected that our June 2009 quarter operating results, excluding charges related to restructuring, would be somewhat lower than the operating results for the March 2009 quarter, excluding charges related to restructuring and impairment.

For our fourth fiscal quarter ended June 30, 2009, we currently expect our financial results to be in line with our previously announced expectations and, therefore, we expect to record a loss per diluted share (LPS), excluding restructuring and divestiture related charges, for the June 2009 quarter.

Despite the current global recession, recently, a number of traditional industry indicators point to potential market stabilization. The U.S. Purchasing Managers’ Index reached a low of 32.9 in December 2008 and has increased each month for six consecutive months to 44.8 as of June 2009. Historically, an index rating at or below 50 indicates a contraction in industrial activity. Another key index, the Industrial Production Index, is forecasted to grow beginning in September 2009 by Global Insight, a respected economic research organization, indicating that a recovery in general industrial manufacturing may start in the first quarter of calendar year 2010.

Although there have been recent indications of some stabilization in industrial activity, and certain signals point toward possible economic recovery, we believe that we will continue to experience the adverse effects of the global recession during the first part of our new fiscal year 2010 which began on July 1, 2009. As such, for the quarter ending September 30, 2009, we presently expect to record a loss per diluted share (LPS), excluding restructuring and divestiture related charges, that will be greater than the LPS for the quarter ended June 30, 2009, excluding restructuring and divestiture related charges. The principal reason for the expected change in LPS from the previous quarter is due to the difference in temporary cost savings from the employee furloughs made in the June 2009 quarter and the salary reductions placed into effect at the beginning of the September 2009 quarter. While there can be no assurance, we currently expect to see the effects of an economic recovery reflected in our results for the second half of our fiscal year 2010.

Corporate Information

Our principal executive offices are located at 1600 Technology Way, P.O. Box 231, Latrobe, Pennsylvania 15650-0231, and our telephone number is (724) 539-5000.

The Offering

Issuer	Kennametal Inc.

Common stock offered	6,500,000 shares.

Over-allotment option	975,000 shares.

Common stock to be outstanding immediately after this offering (1)	79,733,255 shares.

Use of proceeds	We intend to use the net proceeds of this offering to pay down outstanding indebtedness under our amended credit facility and for general corporate purposes. See “Use of Proceeds.”

Dividend Policy	The policy of our board of directors is to declare regular quarterly dividends when justified by our financial condition. Since the second fiscal quarter of 2008, we have paid a regular quarterly dividend of $0.12 per share. The amount of future dividends, if any, will depend on the general business conditions we encounter, our earnings, our financial condition, our capital requirements and any other factors that our board of directors deems relevant.

New York Stock Exchange symbol	KMT.

(1)	The number of shares of our common stock that will be outstanding after this offering is based on 73,233,255 shares of our common stock outstanding as of June 30, 2009, which excludes 2,970,921 shares available for future grant under our equity compensation plans and 4,264,425 shares issuable pursuant to outstanding stock unit awards or upon exercise of outstanding stock options at June 30, 2009 and also assumes no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Information

The following table sets forth summary consolidated historical financial data for each of the fiscal years in the three year period ended June 30, 2008. Also included is summary consolidated financial data for the nine months ended March 31, 2009 and for the nine months ended March 31, 2008. The information set forth in this table should be read in conjunction with Kennametal’s consolidated financial statements and the related notes thereto and other financial data incorporated by reference in this prospectus supplement.

		Fiscal year ended			Nine months ended
(dollars in thousands,		June 30,			March 31,
except per share data)		2006	2007	2008	2008	2009

Operating results
Sales	(1)	$2,329,628	$2,385,493	$2,705,129	$1,952,168	$1,679,260
Cost of goods sold		1,497,462	1,543,931	1,781,889	1,281,273	1,193,385
Operating expense		579,907	554,634	605,004	443,414	392,084
Restructuring and asset impairment charges		—	5,970	39,891	35,000	158,092
Interest expense		31,019	29,141	31,728	24,335	21,814
Provision (benefit) for income taxes		172,902	70,469	64,057	48,953	(1,456)
Net income (loss)	(2)	256,283	174,243	167,775	108,195	(86,748)

Financial position
Total assets		2,435,272	2,606,227	2,784,349	2,825,084	2,397,371
Total debt, including capital leases and notes payable		411,722	366,829	346,652	428,456	502,093
Total shareowners’ equity		1,295,365	1,484,467	1,647,907	1,615,568	1,249,328

Per share data	(5)
Basic earnings (loss)	(3)	3.33	2.27	2.18	1.41	(1.18)
Diluted earnings (loss)	(4)	3.24	2.22	2.15	1.38	(1.18)
Dividends per share		0.38	0.41	0.47	0.35	0.36

Other data	(5)
Basic weighted average shares outstanding		76,864	76,788	76,811	76,984	73,238
Diluted weighted average shares outstanding		79,101	78,545	78,201	78,374	73,238
Key ratios
Sales growth		5.8	2.4	13.4	12.9	(14.0)
Gross profit margin		35.7%	35.3%	34.1%	34.4%	28.9%
Operating profit (loss) margin		20.5	11.3	9.8	9.3	(4.4)

(1)	We divested J&L Industrial Supply effective June 1, 2006. J&L Industrial Supply sales were $0.3 billion for 2006.

(2)	Net income includes loss from discontinued operations of ($2.6) million and ($16.0) million for 2007 and 2006, respectively.

(3)	Basic earnings per share includes basic loss from discontinued operations per share of ($0.03) and ($0.21) for 2007 and 2006, respectively.

(4)	Diluted earnings per share includes diluted loss from discontinued operations per share of ($0.03) and ($0.20) for 2007 and 2006, respectively.

(5)	Share and per share amounts have been restated to reflect the Company’s 2-for-1 stock split completed in December 2007.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus supplement and the accompanying prospectus before deciding whether to purchase our common stock. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

We reported a net loss per diluted share for the third fiscal quarter of 2009 and remain subject to the effects of the global economic downturn.

Our sales for the quarter ended March 31, 2009 declined by 36% from the same quarter of the previous year. The year-to-year decline in sales was due to a 32% organic decline and a 5% decrease from unfavorable foreign currency effects, partially offset by the net favorable impact of acquisitions and divestitures of 1%. We reported a net loss of $137.9 million for the quarter ended March 31, 2009. The net loss for the March 2009 quarter was primarily driven by non-cash pre-tax charges for impairment of goodwill and intangible assets of $111.0 million ($101.2 million net of tax) and pre-tax charges of $33.5 million ($37.2 million net of tax) related to the company’s restructuring plans as well as the impact of the global economic downturn. We believe that our results will continue to be impacted by the global economic downturn, which has materially and adversely affected industrial activity on a global basis as well as the demand for our products and our sales levels. In light of the weakness in market conditions, we have limited visibility as to when our markets will stabilize. We cannot assure you that we will not incur additional restructuring charges, that we will achieve all of the anticipated benefits from restructuring actions we have taken or that our markets will recover in the near term.

Current worldwide economic conditions may adversely affect our ability to obtain capital and liquidity.

Changes in the ratings that rating agencies assign to our debt may ultimately impact our access to the debt capital markets and the costs we incur to borrow funds. The tightening in the credit markets and the low level of liquidity in many financial markets due to the current turmoil in the financial and banking industries could also affect our access to the debt capital markets. Both Standard & Poor’s and Moody’s have recently reaffirmed our current investment grade ratings, but have modified their outlook from stable to negative, reflecting global economic uncertainty. If we experience downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, or if the credit and capital markets were to deteriorate, our access to the capital markets, the price we would have to pay and the amount we could raise may be negatively impacted.

In addition, several large financial institutions have either recently failed or been dependent on the assistance of the U.S. federal government to continue to operate as a going concern. Although we believe that the banks participating in our credit facility have adequate capital and resources, we can provide no assurance that all of these banks will continue to operate as a going concern in the future. If any of the banks in our lending group were to fail, it is possible that the borrowing capacity under our credit facility would be reduced. In the event that the availability under our credit facility was reduced significantly, we could be required to obtain capital from alternate sources in order to finance our capital needs. Our options for addressing such capital constraints would include, but not be limited to (i) obtaining commitments from the remaining banks in the lending group or from new banks to fund increased amounts under the terms of our credit facility, or (ii) accessing the public or private capital markets. If it becomes necessary to access additional capital, it is likely that any such alternatives in the current market would be on terms less favorable than under our recently amended credit facility terms, which could have a negative impact on our consolidated financial position, results of operations, or cash flows.

Future sales of our common stock in the public market or the issuance of securities convertible into our common stock or which entitle holders to receive our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

Sales by us or our shareholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We and certain of our executive officers will agree, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, that we and they will not, without the prior written consent of the representatives on behalf of the underwriters, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our common stock. All of the shares sold in this offering will be freely transferable, except for any shares sold to our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or Securities Act.

We may issue common stock or securities convertible into our common stock or which entitle holders to receive our common stock in the future for a number of reasons, including to finance our operations and growth plans, to adjust our ratio of debt-to-equity, to satisfy our obligations upon the exercise of options or for other reasons. We cannot predict the effect, if any, that future sales or issuance of shares of our common stock or convertible securities, or which entitle holders to receive our common stock or the availability of shares of common stock or convertible or other securities for future sale or issuance, will have on the trading price of our common stock.

The price of our common stock has fluctuated and may continue to fluctuate, which may make it difficult for you to resell the common stock when you want or at prices you find attractive.

The market price and volume of sales of our common stock have been and may continue to be subject to significant fluctuations due not only to general stock market conditions, but also to a change in sentiment in the market regarding our operations, business prospects or liquidity. You may not be able to sell your shares of common stock at or above the public offering price, or at all. During the period from July 1, 2008 to July 7, 2009, our common stock has fluctuated from a high of $38.75 per share to a low of $12.82 per share. In addition to the risk factors discussed in this prospectus supplement and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, the price and volume volatility of our common stock may be affected by:

•	deepening of or prolonged effects of the global recession;

•	operating results that vary from expectations of management, securities analysts and investors;

•	developments in our business or in our industry generally;

•	regulatory changes affecting our industry generally or our business and operations;

•	the operating and securities price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors;

•	whether we continue to declare and pay dividends on our common stock or reduce the current dividend rate; and

•	changes in global financial and economic markets and general market conditions, such as interest or foreign exchange rates, commodity and equity prices, availability of credit, asset valuations, and volatility.

Any volatility of or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using common stock. Further, if we were to be the object of securities class action litigation as a result of volatility in our common stock price or for other reasons, it could result in substantial costs and diversion of our management’s attention and resources, which could negatively affect our financial results.

Our ability to make dividend payments on our common stock depends to a large extent on our operations.

The amount and timing of dividends is subject to the discretion of our board of directors and depends on business conditions, including our results of operations, the availability of cash flow from operations, proceeds from the sale of assets and/or borrowings and other factors. The current global economic recession has adversely affected and is expected to continue to adversely affect our results of operations for at least the near term. Although we historically have paid regular quarterly dividends on our common stock, we cannot ensure that we will continue to pay cash dividends or that if we continue to pay dividends it will be at the current rate per share.

Provisions in our organizational documents and Pennsylvania law may discourage a change of control.

Certain provisions in our amended and restated articles of incorporation and restated bylaws may have the effect of discouraging a change of control, which, under certain circumstances, could reduce the market price of our common stock. For example, our articles of incorporation authorizes our board of directors to issue shares of preferred stock to which special rights may be attached, including voting and dividend rights. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, certain other provisions of our corporate documents regarding supermajority voting requirements for approval of mergers with five percent shareholders, classification of the board of directors, removal of directors, advance notice requirements for stockholder director nominations and amendments of our amended and restated articles of incorporation and restated bylaws may also discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. We are also subject to the anti-takeover provisions of the Pennsylvania Business Corporation Law, which impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing shareholders. See “Description of Kennametal Capital Stock—Anti-Takeover Provisions in our Charter and Bylaws” and “—PBCL Anti-Takeover Provisions” in the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus (including the documents incorporated by reference) contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not relate strictly to historical or current facts. You can identify forward-looking statements by the fact they use words such as “should,” “anticipate,” “estimate,” “approximate,” “expect,” “may,” “will,” “project,” “intend,” “plan,” “believe” and other words of similar meaning and expression in connection with any discussion of future operating or financial performance or events. Forward-looking statements in this prospectus supplement and the accompanying prospectus may concern, among other things, Kennametal’s expectations regarding our strategy, goals, plans and projections regarding our financial position, liquidity and capital resources, results of operations, market position, and product development, all of which are based on current expectations that involve inherent risks and uncertainties. Among the factors that could cause the actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties related to:

•	the recent downturn in our industry;

•	a deepening or prolonged global economic recession;

•	restructuring and related actions (including associated costs and anticipated benefits);

•	compliance with our debt arrangements;

•	availability and cost of the raw materials we use to manufacture our products;

•	our ability to protect our intellectual property in foreign jurisdictions;

•	our foreign operations and international markets, such as currency exchange rates, different regulatory environments, trade barriers, exchange controls, and social and political instability;

•	energy costs;

•	commodity prices;

•	competition;

•	integrating recent acquisitions, as well as any future acquisitions, and achieving the expected savings and synergies;

•	business divestitures;

•	demands on management resources;

•	future terrorist attacks or acts of war;

•	labor relations;

•	demand for and market acceptance of new and existing products; and

•	implementation of environmental remediation matters.

Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, actual outcomes could vary materially from those indicated. These and other risks are more fully described in the “Risk factors” section in prospectus supplement and the accompanying prospectus and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and in our other periodic filings with the Securities and Exchange Commission. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of future events or developments.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the common stock will be approximately $     million (or approximately $      million if the over-allotment option is exercised in full), after deducting underwriting commissions and discounts and our estimated offering expenses. We intend to use the net proceeds from the sale of the common stock to pay down outstanding indebtedness under our amended revolving credit facility maturing on March 21, 2011 and for general corporate purposes. Subject to compliance with the terms of and to the maturity of our amended revolving credit facility, we can reborrow these amounts and use them for general corporate purposes. The current weighted average domestic drawn borrowing rate under our amended credit facility is LIBOR plus 275. As of July 6, 2009, that rate was 3.05%. Affiliates of certain of the underwriters are lenders under our amended credit facility and will receive a portion of the net proceeds from this offering. Consequently, this offering will be made in compliance with FINRA Rule 5110(h). See “Underwriting.”

CAPITALIZATION

The following table sets forth the cash and cash equivalents and the capitalization of Kennametal as of March 31, 2009, (1) on an actual basis and (2) on an as adjusted basis to reflect the consummation of this offering. The information set forth in this table should be read in conjunction with Kennametal’s consolidated financial statements and the related notes thereto and other financial data contained elsewhere or incorporated by reference in this prospectus supplement.

	As of March 31,
	2009
(in thousands)	Actual	As adjusted

	(unaudited)

Cash and cash equivalents	$98,190	$

Senior Debt
Revolving Credit Facility	159,900
7.2% Senior Unsecured Notes due 2012	300,000
Other	35,488
Capitalized Leases	6,705

Total Debt	502,093
Minority interest in consolidated subsidiaries	18,678
Shareowners’ equity:
Preferred stock, no par value, 5,000 shares authorized; none issued	—
Capital stock, $1.25 par value per share; 120,000 shares authorized; 73,124 issued and outstanding and shares issued and outstanding as adjusted(1)	91,410
Additional paid-in capital	354,085
Retained earnings	828,119
Accumulated other comprehensive loss	(24,286)		(	)

Total shareowners’ equity	$1,249,328	$

Total capitalization	$1,770,099	$

(1)	Excludes 2,970,921 shares available for future grant under our equity compensation plans and 4,264,425 shares issuable pursuant to outstanding stock unit awards or upon exercise of outstanding stock options at June 30, 2009.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is currently traded on the New York Stock Exchange under the symbol “KMT.” The high and low sales prices as reported on the New York Stock Exchange and dividends paid for the periods indicated are set forth in the table below.

	Price range
	High	Low	Dividends

Fiscal 2007
First Quarter	$31.25	$24.85	$0.095
Second Quarter	$31.89	$28.08	$0.105
Third Quarter	$34.08	$28.28	$0.105
Fourth Quarter	$41.48	$33.41	$0.105
Fiscal 2008
First Quarter	$44.93	$34.90	$0.105
Second Quarter	$45.61	$36.01	$0.12
Third Quarter	$38.03	$26.00	$0.12
Fourth Quarter	$38.75	$29.44	$0.12
Fiscal 2009
First Quarter	$38.75	$26.21	$0.12
Second Quarter	$27.90	$12.82	$0.12
Third Quarter	$24.10	$13.16	$0.12
Fourth Quarter	$22.40	$15.56	$0.12

On July 7, 2009, the last reported sale price of the common stock on the New York Stock Exchange was $17.60 per share.

All prices and dividends have been adjusted to reflect the 2-for-1 stock split of our common shares effected on December 19, 2007.

The amount of future dividends, if any, will depend on the general business conditions we encounter, our earnings, our financial condition, our capital requirements and any other factors that our board of directors deems relevant.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock to non-U.S. holders (as defined below) that acquire our common stock for cash pursuant to this offer. The summary is based on the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations, judicial decisions, published positions of the Internal Revenue Service (IRS), and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular person or to persons subject to special treatment under U.S. federal income tax laws. In addition, this discussion does not address the consequences of any state, local or foreign tax consequences or any tax consequences other than U.S. federal income tax consequences. This summary deals only with persons who hold our common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). No IRS ruling has been or will be sought regarding any matter discussed herein. Holders are urged to consult their tax advisors as to the particular U.S. federal tax consequences to them of the acquisition, ownership and disposition of our common stock, as well as the effects of state, local and non-U.S. tax laws.

A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	foreign corporation or

•	foreign estate or trust.

If a partnership (including any entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a holder of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of such partnership. Partners and partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Distributions

Distributions on common stock will constitute dividends for U.S. federal income tax purposes to the extent such distributions are made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We will be required to withhold U.S. federal withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty that allows for a reduced rate of withholding, provided that we have received proper certification that the non-U.S. holder is eligible for the reduced rate under such income tax treaty) from the gross amount of the dividends paid to a non-U.S. holder unless such dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, in the case of certain tax treaties, are attributable to a permanent establishment or fixed base within the United States) and the non-U.S. holder complies with applicable certification and disclosure requirements, as described below.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, in the case of certain tax treaties, are attributable to a permanent establishment or fixed base within the United States) are not subject to the U.S. federal withholding tax, but, unless otherwise provided in an applicable income tax treaty, are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Dispositions

Subject to the discussion below regarding information reporting and backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income taxation with respect to gain realized on the sale, exchange or other disposition of our common stock, unless:

(1) the non-U.S. holder holds our common stock in connection with the conduct of a U.S. trade or business (and, in the case of certain tax treaties, the gain is attributable to a permanent establishment or fixed base within the United States); or

(2) in the case of an individual, such individual is present in the United States for 183 days or more during the taxable year in which the gain is realized and certain other conditions are met; or

(3) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes, and such non-U.S. holder held more than 5% of our common stock at any time during the shorter of the five-year period ending on the date of disposition or the period that such non-U.S. holder held our common stock.

An individual non-U.S. holder described in (1) immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in (2) immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under (1) immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe that we are not, and we do not anticipate that we will become, a U.S. real property holding corporation.

Information Reporting and Backup Withholding

A non-U.S. holder not subject to U.S. income tax may nonetheless be subject to backup withholding and information reporting with respect to distributions on our common stock, and with respect to amounts realized on the disposition of our common stock within the United States or through certain United States-related financial intermediaries, unless (except as described below) the non-U.S. holder provides the withholding agent with the applicable IRS Form W-8 (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors as to their qualifications for an exemption for backup withholding and the procedure for obtaining such an exemption. In general, we must report to the IRS and to each non-U.S. holder the dividends paid to such non-U.S. holder and the tax, if any, withheld with respect to such dividends. Copies of the information or returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, if the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the information reporting and backup withholding rules to them.

Federal Estate Tax

Individual Non-United States Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to           additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With full
	over-allotment	over-allotment
	exercise	exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $750,000.

A prospectus supplement and accompanying prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, for a period of 90 days after the date of this prospectus supplement, we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any such transaction described in clause (i) or (ii) above is to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, other than the shares to be sold pursuant to the underwriting agreement and any shares of common stock issued upon the exercise of options granted under our stock-based compensation plans.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, in each case other than (A) sales of shares of common stock (or stock equivalents) by the undersigned to us, including, without limitation, the exercise of outstanding stock options effected by means of net share settlement or by the delivery to us of shares of common stock held by the undersigned for the payment of withholding taxes and as payment of the exercise price of stock options, (B) cashless exercise of our stock options effectuated through brokers by sales of shares of common stock of the undersigned in order to pay to us the exercise price of our stock options then being exercised and for withholding taxes, (C) transfers of shares of common stock as a bona fide gift or gifts, (D) distributions of shares of common stock to members or stockholders of the undersigned, (E) any sales pursuant to any existing contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) in existence as of the date hereof in accordance with the terms of such contract, instruction or plan and (F) the disposition pursuant to a pledge in effect on the date hereof of common stock or securities convertible into, or exchangeable or exercisable for, common stock as security for a margin account pursuant to the terms of such account; provided that in the case of any transfer or distribution pursuant to clause (C) or (D), each donee or distributee shall execute and deliver to J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated a lock-up letter in the form of this paragraph; provided, further, that in the case of any transfer or distribution pursuant to clause (C) or (D), no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above); and provided, further, that no such sales pursuant to clause (E) shall be permitted pursuant to any amendments to such contract, instruction or plan entered into during the period ending 90 days after the date of this prospectus supplement.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on the New York Stock Exchange under the symbol “KMT.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus supplement (the “Shares”) do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The Shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by the Company from time to time.

This document as well as any other material relating to the Shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Shares may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as administrative agent and is a lender under our amended credit facility and affiliates of the underwriters are parties to and lenders under our amended credit facility. We intend to use the net proceeds of this offering to pay down outstanding indebtedness under our amended credit facility and for general corporate purposes. Accordingly, because more than 10% of the net proceeds from this offering may be paid to affiliates of the underwriters, this offering will be made in compliance with FINRA Rule 5110(h).

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon for us by Buchanan Ingersoll & Rooney PC, Pittsburgh, Pennsylvania. Certain legal matters in connection with the offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended June 30, 2008, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospectus

Common Stock
Preferred Stock
Debt Securities
Warrants
Purchase Contracts
Units and Depositary Shares

We may offer from time to time capital stock, par value $1.25 per share (common stock), preferred stock, debt securities, warrants, purchase contracts, units or depositary shares. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. In addition, certain selling securityholders to be identified in a prospectus supplement may offer and sell these securities from time to time, in amounts, at prices and on terms that will be determined at the time the securities are offered. Our common stock is listed on the New York Stock Exchange and trades under the symbol “KMT.”

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. We urge you to read this prospectus and the applicable accompanying prospectus supplement, together with the documents we incorporate by reference, carefully before you make your investment decision.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 8, 2009.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you.

Except as otherwise specifically noted, “we,” “our,” “us” and similar words and/or “Kennametal” and the “Company” in this prospectus refer to Kennametal Inc.

KENNAMETAL INC.

We are a leading global supplier of tooling, engineered components and advanced materials consumed in production processes. We specialize in developing and manufacturing metalworking tools and wear-resistant parts using a specialized type of powder metallurgy. We operate in two business segments: Metalworking Solutions & Services Group (MSSG) and Advanced Materials Solutions Group (AMSG).

Our MSSG segment provides consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. Our tooling systems consist of a steel toolholder and cutting tool such as an indexable insert or drill made from cemented tungsten carbides, ceramics, cermets or other hard materials. During a metalworking operation, the toolholder is positioned in a machine that provides turning power. While the workpiece or toolholder is rapidly rotating, the cutting tool insert or drill contacts the workpiece and cuts or shapes the workpiece. The cutting tool insert or drill is consumed during use and must be replaced periodically.

Our AMSG segment’s principal business lines include the production and sale of cemented tungsten carbide products used in mining, highway construction and engineered applications requiring wear and corrosion resistance, including compacts and other similar applications. These products have technical commonality to our metalworking products. Additionally, we manufacture and market engineered components with a proprietary metal cladding technology as well as other hard materials that likewise provide wear resistance and life extension. These products include radial bearings used for directional drilling for oil and gas, extruder barrels used by plastics manufacturers and food processors and numerous other engineered components to service a wide variety of industrial markets. We also sell metallurgical powders to manufacturers of cemented tungsten carbide products, intermetallic composite ceramic powders and parts used in the metalized film industry, and we provide application-specific component design services and on-site application support services. Lastly, we provide our customers with engineered component process technology and materials, which focus on component deburring, polishing and producing controlled radii.

Kennametal Inc. was incorporated in Pennsylvania in 1943. The principal executive office of Kennametal Inc. is located at World Headquarters, 1600 Technology Way, P.O. Box 231, Latrobe, Pennsylvania 15650-0231, and the telephone number at that address is (724) 539-5000. Our website is located at www.kennametal.com. The information on our website is not part of this prospectus.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which is incorporated herein by reference, as well as the other information contained or incorporated by reference in this prospectus or any prospectus supplement hereto before making a decision to invest in our securities.

FORWARD-LOOKING INFORMATION

This prospectus (including the documents incorporated by reference) contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not relate strictly to historical or current facts. You can identify forward-looking statements by the fact they use words such as “should,” “anticipate,” “estimate,” “approximate,” “expect,” “may,” “will,” “project,” “intend,” “plan,” “believe” and other words of similar meaning and expression in connection with any discussion of future operating or financial performance or events. Forward-looking statements in this prospectus may concern, among other things, Kennametal’s expectations regarding our strategy, goals, plans and projections regarding our financial position, liquidity and capital resources, results of operations, market position, and product development, all of which are based on current expectations that involve inherent risks and uncertainties. Among the factors that could cause the actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties related to:

•	the recent downturn in our industry;

•	a deepening or prolonged global economic recession;

•	restructuring and related actions (including associated costs and anticipated benefits);

•	compliance with our debt arrangements;

•	availability and cost of the raw materials we use to manufacture our products;

•	our ability to protect our intellectual property in foreign jurisdictions;

•	our foreign operations and international markets, such as currency exchange rates, different regulatory environments, trade barriers, exchange controls, and social and political instability;

•	energy costs;

•	commodity prices;

•	competition;

•	integrating recent acquisitions, as well as any future acquisitions, and achieving the expected savings and synergies;

•	business divestitures;

•	demands on management resources;

•	future terrorist attacks or acts of war;

•	labor relations;

•	demand for and market acceptance of new and existing products; and

•	implementation of environmental remediation matters.

Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, actual outcomes could vary materially from those indicated. These and other risks are more fully described in the “Risk Factors” section in this prospectus and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and in our other periodic filings with the

Securities and Exchange Commission. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of future events or developments.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities. In the case of a sale by a selling securityholder, we will not receive any of the proceeds from such sale.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Nine months
	ended
	March 31,	Twelve months ended June 30,
	2009	2008	2007	2006	2005	2004

Earnings:
Income (loss) from continuing operations before income taxes and minority interest	$(87,359)	$234,812	$249,496	$447,719	$178,478	$101,394
Fixed charges, as shown below	$26,498	$37,432	$34,640	$37,551	$33,469	$31,501

Earnings (loss)	$(60,861)	$272,244	$284,136	$485,270	$211,947	$132,895

Fixed charges:
Interest expense	$21,814	$31,728	$29,141	$31,019	$27,277	$25,884
Estimated interest component of rental expense	$4,684	$5,704	$5,499	$6,532	$6,192	$5,617

Fixed Charges	$26,498	$37,432	$34,640	$37,551	$33,469	$31,501

Ratio of Earnings to Fixed Charges	—(1)	7.3	8.2	12.9	6.3	4.2

(1)	Earnings were insufficient to cover fixed charges for the nine months ended March 31, 2009 by $87.4 million primarily due to non-cash pre-tax charges for impairment of goodwill and intangible assets of $111.0 million and pre-tax charges of $52.8 million related to the company’s restructuring plans as well as the impact of the global economic downturn.

DESCRIPTION OF SECURITIES

This prospectus contains a summary of the securities Kennametal or certain selling securityholders to be identified in a prospectus supplement may sell. These summaries are not meant to be a complete description of each security. However, this prospectus and any accompanying prospectus supplement contain the material terms of the securities being offered.

DESCRIPTION OF KENNAMETAL CAPITAL STOCK

The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to the relevant provisions of the laws of the Commonwealth of Pennsylvania, our Amended and Restated Articles of Incorporation (the “Restated Articles”) and our Restated Bylaws (the “Bylaws”). Copies of the Restated Articles and Bylaws have been filed with the SEC, are incorporated herein by reference, and will be sent to you at no charge upon request. See “Where you can find more information.”

General

Our authorized capital stock consists of 120,000,000 shares of capital stock, par value $1.25 per share (the “Common Stock”), and 5,000,000 shares of Class A Preferred Stock, no par value (the “Preferred Stock”), the rights and preferences of which may be established from time to time by our board of directors (the “Board of Directors” or “Board”). As of June 30, 2009, 73,233,255 shares of Common Stock were outstanding and were held by approximately 2,425 holders. No shares of Preferred Stock were issued or outstanding as of June 30, 2009.

Common Stock

Each share of our Common Stock is entitled to one vote on all matters requiring a vote of shareholders and, subject to the rights of the holders of any outstanding shares of Preferred Stock, each shareholder is entitled to receive any dividends, in cash, securities or property, as our Board may declare. Pennsylvania law prohibits the payment of dividends or the repurchase of our shares if we are insolvent or if we would become insolvent after the dividend or repurchase. In the event of our liquidation, dissolution or winding up, either voluntarily or involuntarily, subject to the rights of the holders of any outstanding shares of Preferred Stock, holders of Common Stock are entitled to share pro-rata in all of our remaining assets available for distribution. The Common Stock issued by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

Preferred Stock

Under Pennsylvania law and our Restated Articles, the Board of Directors, without further action by the shareholders, is authorized to designate and issue in series Preferred Stock and to fix as to any series the annual dividend or dividend rate, the relative priority as to dividends, redemption prices, preferences on dissolution, the terms of any sinking fund, voting rights, conversion rights, if any, and any other preferences or special rights and qualifications. The Board of Directors has authorized 500,000 shares of Series One Preferred Stock for use in the Rights Agreement (as defined below). See “—Rights Agreement” below.

If we issue Preferred Stock, it may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, shares of Preferred Stock may have class or series voting rights. Issuances of Preferred Stock, while providing the Company with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of Common Stock. We have no present plans to issue any Preferred Stock.

Covenant Restrictions

In March 2006 we entered into a five-year, multi-currency, revolving credit facility with Bank of America, N.A., London Branch, as Euro Swingline Lender, Keybank National Association and National City Bank of Pennsylvania, as co-syndication agents, PNC Bank, National Association and JPMorgan Chase Bank, N.A., as

co-documentation agents, and Bank of America, N.A., as administrative agent, and we entered into Amendment No. 1 to that facility on July 6, 2009 (the “Credit Facility”). The Credit Facility contains financial and operating covenants, including restrictions on our ability to, among other things, incur additional debt, make advances and investments, create, incur or permit the existence of certain liens, and make loans or guarantees, and requires us to achieve and maintain certain financial ratios, including minimum consolidated interest coverage ratio and maximum consolidated leverage ratio and to grant security in limited circumstances.

Securities issued by us in the future, including debt securities, and future credit agreements may contain various restrictive covenants similar or in addition to the covenants described above.

Anti-Takeover Provisions in our Charter and Bylaws

Certain provisions of the Restated Articles and Bylaws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by it. They may also discourage an unsolicited takeover of us if the Board of Directors determines that the takeover is not in the best interests of us and our shareholders. These provisions could have the effect of discouraging certain attempts to acquire us or remove incumbent management even if some or a majority of shareholders deemed such an attempt to be in their best interests.

The provisions in the Restated Articles and Bylaws include: (i) the classification of the Board of Directors into three classes; (ii) a procedure which requires shareholders to nominate directors in advance of a meeting to elect such directors; and (iii) the authority to issue additional shares of Common Stock or Preferred Stock without shareholder approval.

The Restated Articles also include a provision requiring the affirmative vote of the holders of 75% of our outstanding stock to approve certain mergers or other business combinations or transactions with five percent shareholders; a provision requiring the affirmative vote of the holders of 75% of our outstanding stock to remove the entire Board of Directors, a class of the Board of Directors, any individual member of the Board of Directors without cause, or to increase the size of the Board of Directors to more than twelve members or decrease the size of the Board of Directors to fewer than eight members; a provision requiring, in the case of repurchases at a premium over market by us from certain four percent Shareholders (as defined in the Restated Articles), the affirmative vote of the holders of voting power of an amount of shares equal to the voting power of the four percent shareholder plus a majority of the voting power of the other shares not held by the four percent shareholder; and a provision requiring the affirmative vote of a majority of our outstanding stock held by disinterested shareholders to approve certain business combinations involving a stockholder who beneficially owns more than 10% of our voting power, unless certain minimum price, form of consideration and procedural requirements are satisfied or the transaction is approved by a majority of disinterested directors.

Pursuant to the Restated Articles, the Board of Directors is permitted to consider the effects of a change in control on our non-shareholder constituencies, such as our employees, suppliers, creditors, customers and the communities in which we operate. Pursuant to this provision, the Board of Directors may be guided by factors in addition to price and other financial considerations.

The Bylaws provide that any shareholder who desires to present a nomination of person(s) for election to the Board of Directors or a proposal of other business at a shareholders’ meeting (a “Proponent”) must first provide timely written notice to the Secretary. The Bylaws set forth the deadlines for submitting such advance notice. The advance notice must set forth in reasonable detail (i) as to each person the shareholder proposes to nominate for election to the Board of Directors, information concerning the proposed nominee, including such nominee’s consent to serve as a director if elected and other specific information called for by the Bylaws, or (ii) as to any other business that the shareholder proposes to bring before the meeting, a description of the substance of the proposal. The advance notice must include all such information regarding the Proponent’s proposal and/or nominee(s) which would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nomination or other proposal been made by the Board of Directors. The advance notice must also include a representation from the Proponent that such person is a shareholder of record and intends to appear in person or by proxy at the meeting to present the nomination or other proposal specified in the notice and a description of all arrangements or understandings between the Proponent and any other person or persons (naming such persons) pursuant to which the nomination or other proposal is to be made by the Proponent.

PBCL Anti-Takeover Provisions

The Pennsylvania Business Corporation Law (the “PBCL”) contains a number of statutory “anti-takeover” provisions, including Subchapters E, F, G and H of Chapter 25 and Sections 2521, 2524 and 2538 of the PBCL, which apply automatically to a Pennsylvania registered corporation (usually a public company) unless the corporation elects to opt-out of those provisions. We are a Pennsylvania registered corporation, and as a result we are subject to the anti-takeover provisions described below. Descriptions of the anti-takeover provisions are qualified in their entirety by reference to the PBCL.

Subchapter E (relating to control transactions) generally provides that if any person or group acquires 20% or more of our voting power, the remaining holders of voting shares may demand from such person or group the fair value of their voting shares, including a proportionate amount of any control premium.

Subchapter F (relating to business combinations) generally delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and us. The term “business combination” is defined broadly to include various transactions between a corporation and an interested shareholder including mergers, sales or leases of specified amounts of assets, liquidations, reclassifications and issuances of specified amounts of additional shares of stock of the corporation. An “interested shareholder” is defined generally as the beneficial owner of at least 20% of a corporation’s voting shares.

Section 2521 of the PBCL provides that shareholders are not entitled to call special meetings of the shareholders and our Bylaws do not give shareholders any right to call special meetings.

Section 2524 provides that shareholders cannot act by partial written consent unless permitted in the articles of incorporation.

Section 2538 of the PBCL generally establishes certain shareholder approval requirements with respect to specified transactions with “interested shareholders.”

We have elected to opt out of Subchapters G and H of Chapter 25 of the PBCL. Subchapter G would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition. Subchapter H would have required a person or group to disgorge to us any profits received from a sale of our equity securities within 18 months after the person or group acquired, offered to acquire or publicly disclosed an intention to acquire 20% of our voting power or publicly disclosed an intention to acquire control of us.

Transfer Agent and Registrar

BNY Mellon Shareowner Services is the Transfer Agent and Registrar for the Common Stock.

Rights Agreement

We have adopted a rights plan pursuant to which the Board authorized and we distributed one preferred stock purchase right (each a “right”) for each outstanding share of Common Stock at the close of business on September 5, 2000. The terms of the rights are governed by a Rights Agreement between the Company and BNY Mellon Shareowner Services (formerly ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, dated as of November 2, 2000, as amended by the First Amendment to Rights Agreement, dated as of October 6, 2004 (the “Rights Agreement”). The rights, which currently are automatically transferred with the related shares of Common Stock, and may be transferred only in connection with the transfer of the underlying shares of Common Stock (including a transfer to the Company), entitle the holder to purchase one one-hundredth of a share of Series One Preferred Stock at a price of $120 (subject to certain adjustments). Pursuant to the 2-for-1 stock split effected on December 17, 2007, the rights were automatically adjusted such that one-half of a right attached to each post-split share of Common Stock.

Subject to certain restrictions, the rights become exercisable only if a person or group of persons acquires or intends to make a tender offer for 20% or more of our Common Stock. If any person acquires 20% of the Common Stock, each right will entitle the shareholder to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price. If we are acquired in a merger or certain other business combinations, each right then will entitle the shareholder to purchase at the exercise price, that number of shares of the acquiring company having a market value at the time of the transaction of two times the exercise price.

The rights will expire on November 2, 2010, and are subject to redemption in certain circumstances by us at a redemption price of $0.01 per right.

This description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which has been filed with the SEC as an exhibit in the Registration Statement of which this Prospectus forms a part. For a more detailed description of the Rights Agreement, see our Form 8-A filed with the SEC on October 10, 2000 and our Form 8-K filed with the SEC on October 6, 2004 with respect to the rights and incorporated by reference into this prospectus.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be our direct unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities that are sold may be exchangeable for and/or convertible into Common Stock or any of the other securities that may be sold under this prospectus. The debt securities will be issued under one or more separate indentures between us and a bank or trust company that has its principal office in the U.S., as trustee. Senior debt securities will be issued under a senior indenture. Subordinated debt securities will be issued under a subordinated indenture. Each of the senior indenture and the subordinated indenture is referred to as an indenture. The material terms of any indenture will be set forth in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities.

DESCRIPTION OF DEPOSITARY SHARES

As specified in the applicable prospectus supplement, we may issue fractional interests in shares of Preferred Stock, rather than shares of Preferred Stock, containing such rights and subject to such terms and conditions as we may specify. If we exercise that option, we will provide for a depositary to issue receipts for depositary shares, each of which will represent a fractional interest in a share of Preferred Stock. The shares of Preferred Stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company depositary that has its principal office in the U.S. The prospectus supplement will include the name and address of the depositary.

FORMS OF SECURITIES

Each debt security, warrant, unit or depositary share will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Registered Global Securities

We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Kennametal, the trustees, the warrant agents, the unit agents or any other agent of Kennametal, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities

Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

Kennametal and/or the selling securityholders, if applicable, may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to be received by Kennametal, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we and/or the selling securityholders, if applicable, use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We and/or the selling securityholders, if applicable, may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We and/or the selling securityholders, if applicable, may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Kennametal at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with Kennametal and/or the selling securityholders, if applicable, to indemnification by Kennametal and/or the selling securityholders, if applicable, against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for Kennametal and its affiliates in the ordinary course of business.

Each series of securities other than the Common Stock, which is listed on the New York Stock Exchange, will be a new issue of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the Common Stock, may or may not be listed on a national securities exchange.

WHERE YOU CAN FIND MORE INFORMATION

Kennametal files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Kennametal files at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms.

Kennametal’s SEC filings are also available to the public from commercial retrieval services, at the website maintained by the SEC at www.sec.gov, and on Kennametal’s website at www.kennametal.com. Reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We filed a registration statement on Form S-3 to register with the SEC the Kennametal securities we may offer and sell pursuant to this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You may obtain copies of the Form S-3 and exhibits (and any amendments to those documents) in the manner described above.

Incorporation of SEC Filings

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in a later filed document incorporated by reference in this prospectus. This prospectus incorporates by reference the documents set forth below that Kennametal has previously filed with the SEC. These documents contain important information about Kennametal.

•	Kennametal’s Annual Report on Form 10-K for the year ended June 30, 2008 filed with the SEC on August 14, 2008;

•	Kennametal’s 2008 Proxy Statement filed with the SEC on September 8, 2008 (those parts incorporated by reference in our Annual Report on Form 10-K only);

•	Kennametal’s quarterly reports on Form 10-Q filed with the SEC for the quarters ended September 30, 2008 (filed on November 6, 2008), December 31, 2008 (filed on February 4, 2009) and March 31, 2009 (filed on May 6, 2009);

•	Kennametal’s Current Reports on Form 8-K filed on July 24, 2008 (only with respect to Section 5.02), October 23, 2008 (only with respect to Section 5.02), January 12, 2009 (only with respect to Section 2.05), April 15, 2009 (only with respect to Sections 2.05 and 2.06), May 19, 2009, June 26, 2009, and July 6, 2009;

•	The description of Kennametal’s common stock contained in Form 8-K dated July 8, 2009; and

•	All future filings of Kennametal made pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC from the date of this prospectus other than any information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K unless we specifically state in such Current

Report that such information is to be considered “filed“ under the Exchange Act or we incorporate it by reference into a filing under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act.

We will provide to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, without charge, a copy of any or all of the documents that are incorporated herein by reference. Requests should be directed to: Kennametal Inc. World Headquarters, 1600 Technology Way, P.O. Box 231, Latrobe, Pennsylvania 15650-0231, Attention: General Counsel, (724) 539-5000.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2008, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

6,500,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

J.P.Morgan	Merrill Lynch & Co.

July   , 2009